Mail Stop 3561

September 3, 2009

Mr. Leonard R. Stein-Sapir
Chief Executive Officer
Morgan's Foods, Inc.
4829 Galaxy Parkway, Suite S
Cleveland, Ohio 44128

      Re: **Morgan's Foods, Inc.**
              Form 10-K for the year ended March 1, 2009
              Filed June 1, 2009
              File No. 1-08395

Dear Mr. Stein-Sapir:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

              Sincerely,

              Linda Cvrkel
              Branch Chief